39 feet Averaging 0.201 opt Au Encountered in Underground
Exploration Drilling at Jerritt Canyon, Nevada

Vancouver, BC – January 24, 2011 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from its 2010 Smith Mine underground exploration drilling at its wholly-owned gold production Jerritt Canyon property in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

Eight drill holes numbered SMI-LX-750 thru SMI-LX-757 (totaling 8,126 feet) have been completed at the Smith underground mine from August 12 to year end 2010 (see drill hole location plan maps which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/NR_01_2011_UG_DDH.pdf). Final assays have been received for the first seven drill holes. This drill program is testing favorable ore controlling structures proximal to the existing underground workings and is also intended to expand and convert existing resources outlined in the most recent NI 43-101 report published in 2008.

The first three drill holes of the exploration drilling plan tested the southeasterly extension of the previously productive Zone 3 structure at the Smith Mine along an approximate 600 feet of linear strike distance. Drill hole results for SMI-LX-750 were previously reported on September 7, 2010 which can be found on our website here: http://bit.ly/h6bzEQ. Table 1 below lists all significant assay results received for drill hole numbers SMI-LX-751 and SMI-LX-752.

These drill holes tested ground intersected by a limited quantity of historic surface reverse circulation (RC) drill hole tests that contained intercepts with lower grade Au mineralization. Drill hole SMI-LX-751 encountered 39.0 feet averaging 0.201 opt Au from 785.0 to 824.0 feet, and an additional intercept lower in the same drill hole containing 45.0 feet averaging 0.160 opt Au from 901.0 to 946.0 feet. The Au intercepts encountered in drill hole SMI-LX-751 are located approximately 300 linear feet (along strike) from the previously reported Au intercepts encountered in drill hole number SMI-LX-750.

Drill hole number SMI-LX-752 was located between drill hole SMI-LX-750 and SMI-LX-751. Assay results for drill hole number SMI-LX-752 included an intercept of 7.0 feet averaging 0.134 opt Au from 1,187.0 feet to 1,194.0 feet and confirmed the continuity to the gold mineralization in this area. Additional underground drill hole targeting of the southeastern extension of the Zone 3 structural trend is currently in progress.

Table 1. Underground exploration drill hole assays from Zone 3 of the Smith Mine received from September 1 to October 31, 2010

Hole ID	Total Depth (ft)	From (ft)	To (ft)	Interval (ft)	Au (opt)
SMI-LX-751	1,159.0	785.0	824.0	39.0	0.201
SMI-LX-751	1,159.0	901.0	946.0	45.0	0.160
SMI-LX-752	1,309.0	1,187.0	1,194.0	7.0	0.134
Note: Assay results for SMI-LX-750 was reported in a news release published on Sept. 7, 2010

Diamond drill hole numbers SMI-LX-753 and SMI-LX-754 deflected below their intended targets as a result of poor ground conditions (fault zones) and did not encounter any significant Au mineralization.

From a drill station in Zone 2 the underground drill targeted favorable units in the Hanson Creek Formation adjacent to the northwest-trending Coulee fault zone. Two significant assay intercepts were received from drill hole SMI-LX-755 and include 35.0 feet averaging 0.153 opt Au from 60.0 feet to 95.0 feet; and 16.0 feet averaging 0.131 opt Au from 887.0 to 903.0 feet. Resource conversion drilling within Zone 5 of the Smith Mine is currently in progress.

Table 2. Smith Mine Underground Resource Conversion Drill Hole Assay Results from Zones 2 and 5 Received up to January 17, 2011

Hole ID	Zone	Total Depth (ft)	From (ft)	To (ft)	Interval (ft)	Au (opt)
SMI-LX-755	Zone 2	1,003.0	60.0	95.0	35.0	0.153
SMI-LX-755	Zone 5	1,003.0	887.0	903.0	16.0	0.131
SMI-LX-756	Zone 2/5	819.0	52.0	61.0	9.0	0.119
SMI-LX-757	Zone 2/5	550.0				In Progress

The drill intercepts reported above are not included in the data used in the April 16, 2008 NI 43-101 resource.

Assays from underground exploration holes reported in this news release were performed by ALS Laboratory Group in Reno, Nevada, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated April 16, 2008 and is available on www.sedar.com and on our website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388.

The information in this news release was compiled by Mr. William Hofer, Chief Geologist, and Laura Symmes, Geologist, at the Jerritt Canyon Mine. This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.